Real Messenger Corporation

695 Town Center Drive, Suite 1200,

Costa Mesa, CA 92626

Telephone: +1 657 408 8684

August 13, 2024

VIA EDGAR CORRESPONDENCE

Matthew Derby

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Real Messenger Corp (the “Company”)
Registration Statement on Form F-4
(File No. 333-273102) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on August 13, 2024, in which the Company submitted a request for acceleration of the effective date of the above-referenced Registration Statement for the Company at 5:00 p.m., Eastern Time on August 13, 2024. The Company is no longer requesting that such Registration Statement be declared effective at this time (please note that the Company’s printer inadvertently filed the request) and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Ted Paraskevas, Esq. at (917) 974-3190.

Very truly yours,

Real Messenger Corporation

By:	/s/ Eric Ping Hang Wong
Eric Ping Hang Wong
Chief Executive Officer

cc:	Ted Paraskevas, Esq.